Rule 424(b)(3)
Registration No. 333-76054

TERREMARK WORLDWIDE, INC.

Supplement No. 1 dated December 16, 2002
to Prospectus dated February 5, 2002

     The Prospectus of Terremark Worldwide, Inc., dated February 5, 2002, relating to our common stock, $.001 par value per share, is hereby supplemented as follows:

     1.     Recent Developments.

     On June 12, 2001 and September 4, 2001, we issued an aggregate of 818,000 shares of common stock underlying warrants to Cupertino Electric, Inc. The warrants were exercisable at $0.61 per share and expire December 11, 2006.

     On March 20, 2002, we re-priced the warrants issued to Cupertino Electric, Inc. The warrants are now exercisable at $0.01 per share.

PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling stockholders which includes transferees among such selling stockholders, donees and pledgees receiving shares from them after the date of this prospectus. The selling stockholders have advised us that they may sell their shares offered here to purchasers directly. Alternatively, the selling stockholders may offer the shares to or through underwriters, brokers/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders or the purchasers of shares for whom they may act as agents. The selling stockholders and any underwriters, brokers/dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any profit realized by them on the sale of such shares and any discounts, commissions, concessions or other compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.This compensation may be in excess of that customary in the types of transactions involved. Shares issued upon conversion of the convertible debentures may not be sold or transferred prior to December 31, 2001.

     The selling stockholders have advised us that they may sell the shares in one or more transactions:

•	at fixed prices;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; and/or

•	at varying prices determined at the time of sale or at negotiated prices.

     The sale of shares may be effected in transactions (which may involve crosses or block transactions):

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market; or

•	through the writing of options.

     Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Act may apply to their sales in the market.

     Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, which supplement will disclose:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigations to verify the information set out or incorporated by reference in this prospectus; and

•	such other facts as may be material to the transaction.

     Pursuant to our agreement with the selling stockholders, we will pay all expenses of the registration of the shares, including, without limitation, commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against certain civil liabilities, including certain liabilities under the Securities Act, or it will be entitled to the appropriate contribution.